September 12, 2024

Adam Gishen
Chief Executive Officer
FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005

       Re: FACT II Acquisition Corp.
           Registration Statement on Form S-1
           Filed August 16, 2024
           File No. 333-281593
Dear Adam Gishen:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover page

1. Please disclose how many investors have indicated an interest in purchasing units in the offering and file any agreements with such investors as exhibits. Disclose whether the
       investors    units would be subject to a lock up agreement.
2. We note that while none of the non-managing HoldCo investors has expressed an interest in purchasing more than 9.9% of the units to be sold in this offering, "non-
       managing HoldCo investors may determine to purchase a different number, including above 9.9%, or no units in this offering." We also note that "there is no limit on the number of units that may be purchased by any of the non-managing HoldCo investors." Please disclose whether the amount these investors can purchase would impact
       your ability to be listed or to continue listing on Nasdaq.
3. Please provide risk factor disclosure regarding the potential conflicts of interest with the non-managing HoldCo investors due to the ability to pursue a business combination with
 September 12, 2024
Page 2

       a company that is affiliated with the non-managing HoldCo investors, as noted on page
       12.
4. We note your disclosure on page 3. On the cover page, please state the amount of the compensation received or to be received by the sponsor and its affiliates, the amount of securities issued or to be issued by the SPAC to the sponsor and its affiliates, and the price paid or to be paid for such securities, and whether this compensation and securities
       issuance may result in a material dilution of the purchasers    equity
interests. See Item
       1602(a)(3) of Regulation S-K.
5. Please provide a cross-reference, highlighted by prominent type or in another manner, to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by Item 1602(a)(3), (4), and (5) of
       Regulation S-K.
Summary, page 1

6. In your table on page 3, please also disclose the amount of loan reimbursements described under Certain Relationships and Related Party Transactions. See Item 1602(b)(6).
7. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. We
       also note your disclosure on page 10 that your sponsor   s investment in
your founder
       shares and your private placement units will be worthless if you do not or are unable to extend the time period to consummate your initial business combination. Also disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses that will be paid upon completion of a business combination. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with Sponsor HoldCo, your sponsor, directors or officers. See
       Item 1602(b)(7) of Regulation S-K.
8. We note your disclosure in the risk factors that you may need to arrange for third-party financing to complete an initial business combination or because you become obligated to redeem your public shares. Please describe in this section how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
Conflicts of interest, page 35

9. Please state the basis for your statement that you do not believe that the fiduciary, contractual or other obligations or duties of your officers or directors will materially affect your ability to complete a business combination.
Risk Factors, page 39

10. Please provide concise, bulleted or numbered statements that is no more than two pages summarizing your principal risk factors. See Item 105(b) of Regulation
S-K.
Risks Relating to our Search for, Consummation of, or Inability to Consummate .
.. .
We may not be able to complete an initial business combination since . . . , page 45

11. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S.
person.
 September 12, 2024
Page 3

If we are deemed to be an investment company under the Investment Company Act . .. . , page 49

12. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company. Dilution, page 93

13. Outside the table, please revise to describe each material potential source of future dilution following the IPO, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. For example, we note your disclosure about anti-dilution provisions, issuance of shares in connection with potential PIPE transactions and other possible issuance of additional Class A ordinary shares or preference shares to complete your initial business combination or under an employee incentive plan. See Item 1602(c) of Regulation S-K.
Proposed Business, page 104

14. Under Our Sponsor, please revise to describe the material roles and responsibilities of your sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company's activities. See Item 1603(a)(4) of Regulation S-K.
15. Please disclose the persons who may have direct and indirect material interests in the sponsor and Sponsor HoldCo, as well as the nature and amount of their interests. In this regard, we note that the interests of the members of Sponsor HoldCo are denominated in two classes of membership interest units: (i) class A membership units representing interests in the founder shares and (ii) class B membership units that will represent an interest in the private placement units. We further note that certain non-managing HoldCo investors are expected to purchase private placement units indirectly through the purchase of non-managing Sponsor HoldCo membership interests. See Item 1603(a)(7) of
       Regulation S-K.
16. We note your disclosure on page 59 that in connection with your initial business combination, you may issue shares to investors in PIPE transactions. Please disclose any circumstances under which the sponsor may surrender or cancel securities in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6) of Regulation S-K.
17. In the table on page 105, please also describe the amount of loan reimbursements. See
       Item 1603(a)(6) of Regulation S-K.
18. In the table on page 106, please include the natural persons, if any, affiliated with FACT
       II Acquisition LLC who are subject to restrictions and describe the lock up agreement with the underwriter referred to on page 187. See Item 1603(a)(9) of Regulation S-K.
       Also explain how these restrictions relate to your agreements with the non-managing
       HoldCo investors.
Management, page 136

19. Under Conflicts of Interest, please disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination. Also
 September 12, 2024
Page 4

       disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses. See Item 1603(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Babette Cooper at 202-551-3396 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Brandon J. Bortner, Esq.